Exhibit 31.2

COMPLIANCE CERTIFICATE

In connection with the preparation and delivery of the annual report on Form 10-K of MS Structured Asset Corp. on behalf of TILES Trust No. 2005-1 for the fiscal year ending December 31, 2010, and the certifications given by In-Young Chase with respect thereto, the undersigned hereby certifies that he is a duly elected Senior Vice President of Bank of America, National Association as successor by merger to LaSalle Bank National Association and further certifies in his capacity as such as follows:

1.           Bank of America, National Association as successor by merger to LaSalle Bank National Association has prepared all distribution reports with respect to each distribution date for TILES Trust No. 2005-1, and has filed a copy of such reports on Form 8-K during the fiscal year as described on Exhibit A hereto.

2.           I have reviewed all reports on Form 8-K containing distribution reports filed in respect of periods included in the fiscal year covered by the annual report of MS Structured Asset Corp. on behalf of TILES Trust No. 2005-1;

3.           I am familiar with the operations of Bank of America, National Association as successor by merger to LaSalle Bank National Association with respect to the SATURNS program and TILES Trust No. 2005-1 and the requirement imposed by the applicable trust agreement;
4.           Based on my knowledge, the information in the distribution reports, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading as of the last day of the period covered by the annual report, except for any material misstatement or omissions that may be disclosed in Exhibit B;

5.           Based on my knowledge, except as disclosed in Exhibit B, the information required to be provided under each trust agreement, for inclusion in the distribution reports, is included in the distribution reports;

6.           Based on my knowledge, and except as disclosed in the distribution reports and as disclosed in Exhibit B, the trustee has fulfilled its obligations, including any servicing obligations, under the trust agreement.

7.           Based on my knowledge, and except as disclosed in the distribution reports, there are no material legal proceedings with respect to any trust, involving the trust or Bank of America, National Association as successor by merger to LaSalle Bank National Association as trustee.

By: /s/ Thomas M. O'Connor
Name: Thomas M. O'Connor
Title: Senior Vice President
Date: March 29, 2011

EXHIBIT A

TILES Trust No.:	Closing Date	Payment Dates	Form 8-K Filing Dates (Not Trust Agreement Filings in connection with Closing Date) For FY 2010
2005-1	1/6/06	February 1 and August 2	February 5, 2010 and August 6, 2010

EXHIBIT B

With respect to the distribution reports that were filed with the Securities and Exchange Commission on February 5, 2010 and August 6, 2010, (i) the interest rate applicable to the Securities was unreported and should have been reported as 5.850% and (ii) the amount received from the Securities was unreported and should have been reported as $352,462.50, (iii) Swap Recipient was unreported and should have reported Morgan Stanley Capital Services Inc. as a Swap Recipient, (iv) Swap Amount Received  for Morgan Stanley Capital Services Inc. was unreported and should have been reported as $349,751.25 and (v) Next Swap Rate for Morgan Stanley Capital Services Inc. was unreported and should have been reported as 5.805%.  These errors will be corrected on or before August 31, 2011 and revised remittance reports are expected to be sent to applicable investors on or before August 31, 2011.

Capitalized terms used but not defined in this Exhibit B have the meaning set forth in the Standard Terms for Trust Agreement, dated March 4, 2003.